Mail Stop 3561

October 10, 2008

Jeffrey W. Shaw
Chief Executive Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re:** **Southwest Gas Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 001-07850**

Dear Mr. Shaw:

      We have reviewed your letter dated September 15, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Competition, page 4

1.   We note your response to comment 1 in our letter dated August 14, 2008. Please provide us with your intended disclosure for future filings based on information for the above-referenced documents.

      The same follow-up comment applies to your response to comments 17, 18, 19, 20, 22, and 23 in our letter dated August 14, 2008.

Exhibit 13. Portions of 2007 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.   We reviewed your response to comment 7 in our letter dated August 14, 2008. We understand that the capital requirements and liquidity of the natural gas segment are significant. We also understand that the capital requirements and resources of the construction services segment are not material to the capital requirements and resources of the business as a whole. However, where a discussion of segment information is appropriate to an understanding of the business, the discussion and analysis shall focus on each relevant reportable segment and on the business as a whole. Refer to Item 303(a) of Regulation S-K. Please consider revising your discussion and analysis to focus on the business as a whole given your conclusion that a separate discussion of the construction services segment is not relevant to an understanding of the capital requirements and resources of the business as a whole.

Financial Statements, page 50

Consolidated Statements of Income, page 51

3.   We reviewed your response to comment 9 in our letter dated August 14, 2008. We believe you should evaluate the materiality of other income and expenses based on income before taxes as opposed to total revenues. In addition, we believe you should disclose material amounts of other income and expense included in the line item on the face of the statement or in a note thereto in accordance with paragraphs 7 and 9 of Rule 5-03 of Regulation S-X. Please consider providing a tabular presentation of other income and expenses in the notes to financial statements. Also, it appears that you should report NPL gains on equipment sales in operating income in accordance with paragraph 45 of SFAS 144. Please advise.

Consolidated Statements of Cash Flows, page 52

4.   We reviewed your response to comment 10 in our letter dated August 14, 2008. We believe that you should separately report the effects of changes in deferred credits and charges and the effects AFUDC and gains on sales in the adjustments to reconcile net income to net cash provided by operating activities in accordance with paragraphs 28 and 29 of SFAS 95. We also believe that investing cash inflows and outflows that are separately reported in accordance with paragraph 31 of SFAS 95 should be determined based on the significance of a particular item to total investing cash flows. For example, we note that the South Lake Tahoe

acquisition approximated 5% of investing cash flows in 2005 and other property investments approximated 6% of investing cash flows in 2007. Please separately report all major classes of reconciling items in operating cash flows and each significant investing cash inflow and outflow in investing cash flows.

5. We reviewed your response to comment 12 in our letter dated August 14, 2008 and understand that stock-based compensation is included in financing cash flows. We believe that stock-based compensation should be included in adjustments to reconcile net income to net cash provided by operating activities. Please tell us why you believe stock-based compensation is properly classified in cash flows from financing activities citing the relevant guidance in SFAS 95. Also tell us whether the net increase in undistributed stock-based compensation in Appendix D to your response represents the aggregate amount of stock-based compensation recognized as additional paid-in capital and, if not, the amount of stock-based compensation included in the other line items in the table. We assume that stock-based compensation is not material to operating cash flows. If our assumption is correct and you conclude that stock-based compensation should be included in adjustments to reconcile net income to net cash provided by operating activities, please correct the classification error in future filings. Otherwise, please advise.

Notes to Consolidated Financial Statements, page 54

Note 12 – Segment Information, page 72

6. We reviewed your response to comment 16 in our letter dated August 14, 2008. It is unclear to us why paragraph 95 of SFAS 131 would apply to your facts and circumstances since you are not financial services company. Given that paragraph 27 of SFAS 131 requires disclosure of interest revenues when included in segment profit reviewed by the chief operating decision maker, we continue to believe that interest income should be disclosed in segment information. Please tell us why you believe paragraph 95 of SFAS 131 applies to your facts and circumstances. In any event, we believe that you should consider the significance of interest revenue in relation to segment income, as opposed to total revenues, in determining whether interest revenue is material to segment income.

* * * * *

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director